Exhibit 99.1

EXPLORATION UPDATE ON SOUTHWEST LICENSES IN BURKINA FASO

Toronto, Ontario – (December 11, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce new results from rotary air-blast (‘RAB’) drilling over its extensive exploration license portfolio in southwest Burkina Faso.

Highlights

•	New RAB drilling results confirm importance of the 20km long mineralized zone at Karba – six semi-continuous geochemical anomalies over 10 km remain untested by drilling
•	Extensional step-out drilling and Induced Polarisation geophysical surveying begins at Kari Nord where Barrick drilled 29m @ 2.4 g/t gold and 60m @ 2.9 g/t gold
•	4,500m of infill drilling begins at the Kuérédougou Prospect, Mandiosso-Diosso licenses
•	Reconnaissance drilling begins on the recently-acquired Barrick Burkina Faso portfolio

New results are from 264 rotary air-blast (‘RAB’) holes from the Wakui License, 170 RAB holes from the Lamou License, 215 RAB holes from the Bouhaoun License and 60 RAB holes from the Kopoi License. The significant results are captured in Table 1 and shown on Figures 1, 2 and 4.

The results of the RAB drilling at Karba/Wakui are especially encouraging (WKRAB009: 8m @ 2.22 g/t gold from 18m and 12m @ 2.26 g/t gold from 38m) when placed in their regional context. Limited drilling of soil geochemical anomalies was undertaken in late 2006 by Goldbelt but many of the high-priority targets were not drilled due to farming activity in the area. As Figure 2 shows in the Grand Espoir area, there is a 3km gold-in-soil anomaly which remains relatively untested by drilling even when the current drilling is considered. In addition, at least six other high priority drilling targets exist in the Karba Trend which will become the focus of the 2008 drilling in the Hounde area.

Future work programs

The Goldbelt license portfolio in southwest Burkina Faso has been expanded considerably from 7 licenses occupying 1,655 km2 to 14 licenses covering 3,184km2 due to the recent acquisition of the Barrick projects in Burkina Faso (Figure 1). Goldbelt has recognized the importance of this extremely under-explored area for gold mineralization and is increasing its level of operations to include the contiguous Barrick licenses.

Step-out RC drilling has already begun on the Kari Nord permit (Figure 1) where a 4km long, NE-trending soil anomaly occurs (Figure 3). Barrick drilled a number of 1km-spaced fence lines of shallow RAB holes across parts of this anomaly and determined that bedrock mineralization occurs in almost all drill lines (Figure 3).

Goldbelt has commenced drilling at the Vindaloo Prospect on the Kari Nord license where Barrick drilled only 2 RC drill holes and reported results of 29m @ 2.4 g/t gold from 85m including 6m @ 5.6 g/t gold from 85m (KRC001) and 60m @ 2.9 g/t gold from 24m including 36m @ 4.4 g/t gold from 26m (KRC002)– see Figure 3. A number of the Goldbelt drill holes will also test a second high-priority target, herein called the Madras Prospect, some 4 km to the NNE where Barrick intersected 5m @ 4.36 g/t gold from 61m (RIK-RAB 278) and 12m @ 1.52 g/t gold from 36m (RIK-RAB 048) on two separate drill lines spaced 1 km apart. Numerous artisanal pits occur in these two prospects.

Although the surface, soil geochemical anomaly is approximately 4km long and is consistent with the geological strike of the bedrock, Goldbelt believes that the true strike-length of the bedrock mineralization is closer to 7km. Alluvial sediments occur in between the two prospects and it is thought that these are obscuring the gold anomalism in the surface sampling. Barrick’s RAB drilling data as well as the presence of high-grade, in-situ gold mineralized rock samples that were collected between the two prospects (Figure 3) suggests that bedrock mineralization may be continuous between the two prospects.

Induced Polarisation (‘IP’) ground geophysical surveying will be conducted in due course at Kari Nord and will probably define the position of any buried sulphides, silicified bodies and fault zones from which further drilling may be sited.

The first drill results from the Kari Nord license are expected this week.

Drilling has commenced at the Kuérédougou Prospect on the Mandiosso-DiossoLicense border (Figures 1 & 5) to follow-up on the successful 2006 Goldbelt reconnaissance drilling over 600m of strike length of altered basaltic rocks. Deep artisanal mining occurs along 1,000m of strike-length where visible gold is commonly seen in quartz vein and porphyritic intrusives. Initial results of an anticipated 4,000m of RC and 500m of diamond drilling program are expected by the end of January 2008.

Figure 5 also shows the position of previous explorers’ drill collar positions and results over the Diosso License. A number of defined pods of gold mineralization occur to the south of the Kuérédougou Prospect (often high-grade too) which will be tested by IP surveying in combination with further drill testing in the 2008 field season.

Goldbelt is also keen to test the area of workings that have steadily grown in the last few months at the Serakoro 2 license situated immediately to the south of the Diosso license (Figure 1). An initial 600m RC and diamond core drilling program will be conducted to test the lateral continuity and width of multiple quartz reefs that are currently the site of approximately 5,000 local miners.

Peter Turner, Vice President of Exploration and Business Development said, “We have an enviable license portfolio over a prolific, yet under-explored gold belt in Burkina Faso and will now concentrate our exploration efforts on key projects that we see as delivering resource ounces.”

The information in this report relating to exploration results is based on information compiled by Dr. Peter Turner, who is the Vice President of Exploration and Business Development of Goldbelt Resources Ltd, and a Member of the Australian Institute of Mining and Metallurgy. Dr. Turner has sufficient experience relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person as defined by National Instrument 43-101.

Dr. Turner consented to the filing of the written disclosure in this press release with the securities regulatory authorities referred to above.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: “Peter Turner”
Dr. Peter Tuner, VP Exploration & Business Development

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Hole Number	License	East	North	Depth	From	To	Interval	Gold grade
				of hole	(m)	(m)	(m)	(g/t)
				(m)
SW BURKINA FASO LICENSES
KPRAB38	Kopoi	450603	1274000	50	16	20	4	1.3
KPRAB41	Kopoi	450677	1273998	43	18	22	4	3.43
Including					18	20	2	5.34
*LMRAB0001	Lamou	420500	1242820	21	16	21	5	2.08
Including					20	21	1	4.5
LMRAB0002	Lamou	420525	1242820	21	14	20	6	0.88
LMRAB0118	Lamou	420875	1243800	39	2	4	2	4.32
LMRAB0160	Lamou	421375	1244200	36	22	26	4	7.48
Including					22	24	2	11.1
LMRAB0168	Lamou	421375	1244600	36	2	4	2	9.95
*WKRAB008	Wakui	431176	1275402	48	34	48	14	0.78
Including					40	42	2	2.13
*WKRAB009	Wakui	431200	1275403	50	18	26	8	2.22
*And					38	50	12	2.26
WKRAB021	Wakui	431498	1275400	50	14	22	8	0.67
WKRAB025	Wakui	431599	1275401	42	30	38	8	0.69
WKRAB038	Wakui	431920	1275402	46	10	20	10	0.73
*WKRAB039	Wakui	431947	1275399	40	30	40	10	1.44
*Including					34	36	2	3.13
WKRAB106	Wakui	432698	1275399	29	14	18	4	1.35
WKRAB138	Wakui	431976	1275799	29	2	4	2	2.73
WKRAB162	Wakui	432531	1275801	36	12	16	4	1.28
WKRAB166	Wakui	432624	1275801	34	26	28	2	3.39
WKRAB173	Wakui	432823	1275802	27	2	14	12	0.5

Table 1. Significant RAB drill results from the Lamou, Wakui and Kopoi Licenses, Hounde District, SW Burkina Faso * denotes that the drill hole ended in mineralization meaning that the true extent of the mineralization may not have been intersected.

Notes accompanying drilling results

All holes are drilled by rotary air-blast technique

•	All holes have been drilled to UTM Grid East (090[o] at an inclination of -60o). No down-hole surveying has been conducted due to the reconnaissance and shallow nature of the drilling
•	Each sample is a 3kg sample of a 2 metre composite that was riffle split at the drilling site and uniquely numbered
•	All samples were prepared at the SGS Laboratory in Ouagadougou by drying and pulverizing to 90% passing 75µm.
•	Gold analysis was conducted by lead recuperation, fire assay with an atomic absorption spectrometry (AAS) finish (a detection limit of 0.01 ppm Au quoted by SGS)
•
Internationally recognized geo-reference standards, duplicate samples and blank samples are inserted in sequence with all drilling samples at a frequency of 1 in every 25, 20 and 30 respectively to monitor the accuracy of the procedure

•	All results of geo-reference standards and blanks are routinely monitored to be within acceptable limits for the type and method of analysis used
•	All results are reported to two decimal places
•	The intercepts quoted are down-hole lengths and therefore might not represent the true widths of the mineralisation
•	All intercepts are greater than 5 gramme-metres and are quoted using a 0.5 g/t gold lower cut-off, no upper cut-off

420 000mE
460 000mE
N
WKRAB008: 14m @ 0.78g/t Au from 34m
WKRAB009: 8m @ 2.22g/t Au from 18m
and 12m @ 2.26g/t Au from 38m
WKRAB021: 8m @ 0.67g/t Au from 14m
WKRAB025: 8m @ 0.69g/t Au from 30m
WKRAB038: 10m @ 0.73g/t Au from 10m
WKRAB039: 10m @ 1.44g/t Au from 30m
WKRAB106: 4m @ 1.35g/t Au from 14m
WKRAB138: 2m @ 2.73g/t Au from 2m
WKRAB162: 4m @ 1.28g/t Au from 12m
WKRAB166: 2m @ 3.39g/t Au from 26m
WKRAB173: 12m @ 0.5g/t Au from 2m
Wakui
Figure 2
Karba
Kopoi
Grand Espoir Prospect 2006 drilling:
HKRC040: 5m @ 5.44g/t Au from 33m
HKRC041: 2m @ 3.77g/t Au from 31m
HKRC051: 3m @ 3.46g/t Au from 44m
HKRC065: 4m @ 1.56g/t Au from 44m
KRAB038: 4m @ 1.3g/t Au from 16m
KRAB041: 4m @ 3.43g/t Au from 18m
Kari Pompe Prospect 2006 drilling:
HKRC087: 1m @ 7.28g/t Au from 11m
HKRC093: 3m @ 31.92g/t Au from 62m
and 4m @ 2.42g/t Au from 92m
HKRC097: 4m @ 3.47g/t Au from 25m
HKRC098: 7m @ 1.51g/t Au from 39m
1 260 000mN
Kari Nord
Figure 3
Dohoun Prospect 2006 drilling:
HKRC003: 8m @ 1.74g/t Au from 15m
HKRC011: 2m @ 4.65g/t Au from 24m
and 1m @ 14.24g/t Au from 42m
HKRC013: 9m @ 2.51g/t Au from 39m
HKRC014: 10m @ 0.99g/t Au from 14m
and 4m @ 2.45g/t Au from 34m
HKRC015: 4m @ 6.51g/t Au from 55m
Bouhaoun
Lamou
Kari Sud
Figure 4
LMRAB001: 5m @ 2.08g/t Au from 16m
LMRAB002: 6m @ 0.88g/t Au from 14m
LMRAB118: 2m @ 4.32g/t Au from 2m
LMRAB160: 4m @ 7.48g/t Au from 22m
LMRAB168: 2m @ 9.95g/t Au from 2m
Wari
1 220 000mN
Bouroubourou Poya
Kyen Prospect 2006 drilling
MDRC009: 1m @ 17.30g/t Au from 51m
MDRC010: 3m @ 5.72g/t Au from 60m
Kueredougou Prospect 2006 drilling:
MDRC001: 4m @ 4.09g/t Au from 35m
MDRC002: 3m @ 14.85g/t Au from 77m
and 3m @ 1.86g/t Au from 92m
MDRC003: 7m @ 2.05g/t Au from 74m
including 1m @ 8.76g/t Au from 78m
MDRC004: 2m @ 3.38g/t Au from 93m
DSORC001: 6m @ 4.81g/t Au from 49m
DSORC004: 4m @ 2.86g/t Au from 74m
Mandiosso
0
10
20km
Diosso
Figure 5
BRRC003: 20m @ 2.72g/t Au from 14m
BRRC004: 8m @ 3.14g/t Au from 74m
BRRC005: 22m @ 2.9g/t Au from surface
BRRC013: 8m @ 1.61g/t Au from 18m
and 20m @ 1.64g/t Au from 40m
BRRC015: 14m @ 1.58g/t Au from 54m
BRRC035: 14m @ 3.44g/t Au from 14m
BRRC042: 14m @ 1.42g/t Au from 8m
and 2m @ 9.38g/t Au from 30m
BRRC043: 4m @ 4.59g/t Au from 26m
and 8m @ 1.04g/t Au from 44m
and 4m @ 3.75g/t Au from 56m
BRAC001: 4m @ 1.04g/t Au from 8m
BRAC013: 4m @ 0.83g/t Au from 8m
BRAC018: 4m @ 0.50g/t Au from 16m
BRAC024: 7m @ 1.03g/t Au from 28m
Serakoro 2
1 180 000mN
Serakoro 3
Diosso South Prospect 2006 drilling:
DSORC006: 3m @ 5.92g/t Au from 58m
DSORC008: 1m @ 19.50g/t Au from 64m
and 1m @ 14.80g/t Au from 88m
Palaeozoic-Mesozoic Taoudeni Basin sediments
Gabbro / dolerite
Sandstone, conglomerates
Greywackes, siltstones, phillites and minor conglomerates
Basalt
Mafics with granodiorite invasions
Granodiorite
Goldbelt licences
Goldbelt licences acquired from Barrick
Fault
+30ppb gold contour of soil geochemistry
Goldbelt 2006 drill results
Goldbelt 2007 drill results

Figure 1. The new results of Goldbelt’s RAB drilling program (shown in boxes with a darker yellow background)
on the Goldbelt license map which includes all recently acquired Barrick Licenses (blue perimeters).
The positions of Figures 2-5 are shown in black hatched boxes.

Figure 2. Goldbelt 2007 RAB drill results shown in relation to RAB and RC drill results for Goldbelt’s 2006 program.
Untested soil anomalies will be drilled in the 2008 field season. For location of Figure 2, see Figure 1.

Figure 2: Drilling results for
the Karba area, Hounde,
SW Burkina

Figure 3. Historic Barrick drill and rock chip results at the Kari Nord License and future Goldbelt work programs.
RC Drilling has already begun on the Vindaloo and Madras Prospects and results are awaited. For location of Figure 3, see Figure 1.

Figure 3: Drilling results for
the kari Nord area, Hounde,
SW Burkina

Figure 4. Goldbelt 2007 RAB drill results at the Lamou License, Hounde area, SW Burkina
Faso. For location of Figure 4, see Figure 1.

Figure 4: Lamou Project
RAB Drill Results

Figure 5. Historic drill results for the Diosso-Mandiosso Licenses and the anticipated future Goldbelt work programs. For location of Figure 5, see Figure 1.

Figure 5: Drilling results for
the Diosso-Mandioso area,
SW Burkina